

Mail Stop 4631

October 27, 2009

via U.S. mail and facsimile

Gregory M. Swalwell, CFO
NL Industries, Inc.
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240-2697

> **RE: NL Industries, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 12, 2009**
>   **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009 and**
>   **June 30, 2009**
>   **File No. 1-640**

Dear Mr. Swalwell:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Income Overview

1. To allow an investor to easily understand the impact of the primary items impacting earnings per share, please quantify each factor to the extent possible in future filings.

Critical Accounting Policies and Estimates

2. We note your statement that reserves for obsolete or unmarketable inventories is a critical estimate for your component products. Given the significance of inventories to current assets and the decline in sales volumes in the component products business, please include disclosures of the assumptions used and the uncertainties associated with such assumptions when estimating the reserves for obsolete or unmarketable inventories in future filings. Please refer to Section 501.14 of the Financial Reporting Codification for guidance as to the disclosures that should be provided for critical accounting estimates.

Long-lived assets

3. We note your disclosure that no impairments of your long-lived assets were identified during fiscal year 2008, including the other intangible assets of your Marine Components reporting unit. We further note that you tested the assets allocated to your Marine Components reporting unit for impairment during the second quarter of fiscal year 2009. In future filings, please disclose the carrying value of the assets tested for impairment as of the most recent testing date by asset group. To the extent that undiscounted cash flows are not materially different from the carrying value, please disclose the percentage by which undiscounted cash flows exceeded the carrying value by asset group. Please note that disclosure of the carrying values the business units/asset groups that are generating negative cash flows and are at risk for impairment should be disclosed. Otherwise, there is a concern that investors may not understand the magnitude of your material uncertainties. Please also provide investors with the specific factors that could lead to material impairment charges for each group of assets that are at-risk. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and require disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting

Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

<u>Goodwill</u>

4. We note that in addition to testing the Furniture Components reporting unit's goodwill for impairment at the annual testing period in the third quarter, you also tested this reporting unit's goodwill for impairment during the fourth quarter of fiscal year 2008 and the second quarter of fiscal year 2009. In future filings, please provide investors with a more specific explanation as to why you needed to test Furniture Components' goodwill for impairment at an interim date. For example, disclosure that states an interim testing was required because actual cash flows fell below estimated cash flows with an indication that future cash flows would also fall below estimated cash flows, if correct, provides investors with a better understanding as to why management was required to test goodwill for this reporting unit at an interim date.

5. To the extent that the estimated fair value of any of your reporting units does not significantly exceed the carrying value, please disclose the percentage by which fair value exceeds the carrying value as of the most recent step one testing date. For those reporting units, please also provide a more detailed discussion of the degree of uncertainty associated with the key assumptions used in the cash flow analysis. An example would be to discuss when your cash flow analysis assumes recovery from the current downturn within a defined period of time. In addition, please discuss the potential events and/or changes in circumstances specific to the reporting unit that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

<u>CompX International Inc.</u>

6. As CompX International Inc. represents substantially all of your net sales and gross margin as the primary consolidated entity, please include a more detailed analysis of CompX's income from operations. Further, to the extent that there are factors specific to any of CompX's three primary markets that are materially impacting net sales and other components of income from continuing operations, a discussion and analysis of those factors should be provided by primary market. Please refer to the discussion and analysis CompX provides in the MD&A section of their Form 10-K. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Assumptions on defined benefit pension plans and OPEB plans

7. We note that the U.S. plan assets were invested in The Combined Master Retirement Trust (CMRT) during fiscal year 2008. We further note that 53% of the CMRT assets were invested in equity securities with 43% invested in fixed income securities. Finally, we note your disclosure that the 20-year rate of return is 11%. Based on Valhi, Inc.'s fiscal year 2008 Form 10-K, we note that this 20-year rate of return is excluding the TIMET investment. Please tell us and disclose in future filings the 20-year rate of return for the CMRT assets including the TIMET investment. To the extent that this rate is lower than the expected long-term rate of return that you are using to estimate your periodic defined pension cost, please provide investors with a detailed explanation as to why you believe the assumption is reasonable.

Liquidity and Capital Resources

8. We note that the Kronos European credit facility was not in compliance with its financial covenant as of March 31, 2009 and June 30, 2009, for which you obtained waivers from the lenders. In future filings, please disclose the financial covenants required to be met for each of your debt instruments to the extent that you have determined that it is reasonably likely you will not meet these financial covenants. This disclosure should include the minimum/maximum ratios and amounts permitted under the financial covenants in addition to the actual ratios and amounts achieved for the current reporting period. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

9. In future filings, please disclose the amount of the cash dividends received from Kronos and TIMET during fiscal year 2008. This disclosure will allow investors to understand the impact of Kronos and TIMET suspending its cash dividend for fiscal year 2009 to your liquidity.

Note 1 – Organization and basis of presentation

Inventories and cost of goods sold

10. In future filings, please revise your accounting policy to state all material methods of determining costs related to your inventories, including the amounts of each major inventory category that each method relates along with any other required disclosures for the corresponding cost methods.

Note 15 – Income taxes

11. We note your disclosure regarding the Canadian tax authorities' proposed adjustments for the years 2002 – 2004 for Kronos. In future filings, please disclose the amount of the adjustments the Canadian tax authorities are proposing along with the impact such adjustment would have to your consolidated financial statements. Otherwise, please disclose that the impact is immaterial.

Note 19 – Commitments and contingencies

Environmental matters and litigation

12. We note that you were unable to reasonably estimate your liability for 20 NL sites as of December 31, 2008, and 25 NL sites as of June 30, 2009. In future filings, please disclose the number of sites that you were able to reasonably estimate the probable loss and the number of sites that you were able to reasonably estimate the reasonably possible loss.

Exhibits 10.23, 10.25, 10.31, 10.32, 10.35, 10.36, 10.37and 10.41

13. We note the statements that some schedules, exhibits, annexes, and similar attachments have not been filed and that NL Industries will furnish them supplementally to the Commission. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding schedules or similar attachments. Please revise in future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Edward M. Kelly, Senior Counsel at (202) 551-3728, or in his absence, Pamela A. Long, Assistant Director, at (202) 551-3765.

Sincerely,

Terence O'Brien
Accounting Branch Chief